February 27, 2013

Via Edgar and E-mail

Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Timberland Bancorp, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed December 18, 2012
File No. 000-23333

Dear Mr. Nolan:

We have received your letter dated February 14, 2013 and provided below are the responses by Timberland Bancorp, Inc., Hoquiam, Washington (“the Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“the Commission”).  We have included for your reference, the Staff’s comments and the Company’s responses thereto.

Financial Statements

Notes to Financial Statements

Note 4 – Loans Receivable and Allowance for Loan Losses, pages 114 – 116

1.
Please tell us and expand the disclosure in future filings to disclose, if true, that troubled debt restructurings that have been performing in accordance with their modified terms for a period of less than 6 months are classified as nonperforming. In addition, state the amount of the allowance that was allocated to troubled debt restructurings at September 30, 2012 and September 30, 2011.

Response:

Troubled debt restructurings are classified as nonperforming unless they have been performing in accordance with modified terms for period of at least six months.  The six month period may include repayments made prior to the restructuring date, if appropriate.

Mr. John P. Nolan
February 27, 2013

The allowance allocated to troubled debt restructurings at September 30, 2012 and 2011 was $1,894,000 and $1,958,000, respectively.

Goodwill, page 94

2.
We note your disclosure regarding your goodwill impairment methodology and the fact that you did not record any goodwill impairment during the quarter ended June 30, 2012. Please tell us in detail and revise future filings to:

•	disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	provide a more detailed description of the methods and key assumptions used to assess for goodwill impairment and how the key assumptions were determined;

•	provide a more detailed discussion of the degree of uncertainty associated with the key assumptions; and

•	provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:
The Company performed its annual goodwill impairment test during the quarter ended June 30, 2012 with the assistance of a third party firm specializing in goodwill impairment valuations for financial institutions.  The third party analysis was conducted as of May 31, 2012 and concluded that the fair value of goodwill was $30.0 million, which exceeded the carrying value of $5.7 million by 426%.

The goodwill impairment test involved a two-step process.  Step one of the goodwill impairment test estimated the fair value of the reporting unit utilizing the allocation of corporate value approach, the income approach and the market approach in order to derive an enterprise value for the Company.

The allocation of corporate value approach applies the aggregate market value of the Company and divides it among the reporting units.  The Company has a single reporting unit.  The aggregate market value was based on the Company’s common stock market price on May 31, 2012, adjusted for a control premium and the value of preferred stock (at its liquidation value).  A key assumption in this approach is the control premium applied to the aggregate market value.  A control premium is utilized as the value of a company from the perspective of a controlling interest and is generally higher than the widely quoted market price per share.  The Company used an expected control premium of 30%, which was based on comparable transaction history.

The income approach uses a reporting unit’s projection of estimated operating results and cash flows that are discounted using a rate that reflects current market conditions.  The projection uses management’s estimates of economic and market conditions over the projected period including growth rates in loans and deposits, estimates of future expected changes in net interest margins and cash expenditures.  Key assumptions used by the Company in its discounted cash flow model (income approach) included an annual revenue growth rate that approximated 3.8%, a net interest margin that approximated 3.9% and a return on assets that ranged from 0.47% to 0.74% (average of 0.64%).  In addition to the above projections of estimated operating results, key assumptions used to determine the fair value estimate under the income approach was the discount rate of 12.6% utilized for our cash flow

Mr. John P. Nolan
February 27, 2013

estimate and a terminal value of 1.1 times the ending book value of the reporting unit. The Company used a build-up approach in developing the discount rate that included an assessment of the risk free interest rate, the rate of return expected from publicly traded stocks based on an analysis of historical data, the industry the Company operates in and the size of the Company.

The market approach estimates the fair value by applying cash flow multiples to the reporting unit’s operating performance.  The multiples were derived from comparable publicly traded companies with operating and investment characteristics similar to those of the reporting unit.  In applying the market approach method, the Company selected eight publicly traded institutions based on a variety of financial metrics (tangible equity, return on assets, return on equity, net interest margin, nonperforming assets, net charge-offs, and reserves for loan losses) and other relevant qualitative factors (geographical location, lines of business, risk profile, availability of financial information, etc.).

The Company calculated a fair value of its reporting unit of $62 million using the corporate value approach, $77 million using the income approach and $77 million using the market approach.  The concluded value based on the average of the three methods under the step one test was $72 million.  The results of the Company’s step one test indicated that the reporting unit’s fair value was less than its carrying value and therefore the Company performed a step two analysis.

The Company then calculated the implied fair value of its reporting unit under step two of the goodwill impairment test.  Under this approach, the Company calculated the fair value for the assets and liabilities of the reporting unit.  The calculated implied fair value of the Company’s goodwill exceeded the carrying value by $24.3 million.

Under the step two process significant adjustments were made to the fair value of the Company’s loans receivable compared to its recorded value.  The Company utilized a comparable transaction approach using comparable loan sales.  In the comparable transaction approach a weighted average discount rate was used that approximated the discount for similar loan sales by the Federal Deposit Insurance Corporation (“FDIC”).  A key assumption used by the Company was determining the appropriate discount rate to apply to each loan category.  The Company segmented its loan portfolio into three categories: performing loans with credit quality grades of pass; performing loans with credit quality grades of watch, special mention or substandard; and nonperforming loans.  Performing loans with credit quality grades of pass were discounted by 5%, performing loans with credit quality grades of watch, special mention or substandard were discounted by 20% and nonperforming loans were discounted by 75%.  These weighted average discount rates approximated the discount for similar loan sales by the FDIC.  Increases in the pricing for future reported loan sale transactions could have a significant impact on the implied fair value of goodwill under the step two process.

A significant amount of judgment is involved in determining if an indicator of goodwill impairment has occurred.  Such indicators may include, among others; a significant decline in the expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; adverse assessment or action by a regulator; and unanticipated competition. Key assumptions used in the annual goodwill impairment test are highly judgmental and include; selection of comparable companies, amount of control premium, projected cash flows, discount rate applied to projected cash flows and method of estimating fair value of loans. Any change in these indicators or key assumptions could have a significant negative impact on the Company’s financial condition, impact the goodwill impairment analysis or cause the Company to perform a goodwill impairment analysis more frequently than once per year.

Mr. John P. Nolan
February 27, 2013

In future filings, we will expand the discussions concerning our troubled debt restructurings and our disclosure regarding our goodwill impairment methodology, in response to Comments 1 and 2 included in the Commission’s comment letter.

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dean J. Brydon

Dean J. Brydon
Chief Financial Officer

cc:  Chris Harley, Staff Accountant, Division of Corporation Finance,
Securities and Exchange Commission